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                         Ocean West Holding Corporation
                         15991 Redhill Avenue, Suite 110
                            Tustin, California 92780

                                  March 7, 2002

U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549


Re:  Ocean West Holding Corporation Form S-1
     Application for Withdrawal
     File No. 333-95927

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ocean West Holding Corporation, a Delaware corporation (the "Company"), hereby submits this application for withdrawal of the above referenced registration statement and all amendments thereto. The registration statement and amendments is being withdrawn so that the Company may effect a share exchange with shareholders of another company and become the parent of such company. The registration statement that is being withdrawn never became effective and no shares were sold thereunder.

                                   Sincerely,

                                   Ocean West Holding Corporation

                                   By:    /s/ Mark Stewart
                                        ----------------------------------------
                                            Mark Stewart, President